EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) to be filed on or about March 20, 2007, and related Prospectus of Isis Pharmaceuticals, Inc. for the registration of $162,500,000 2 5/8% Convertible Subordinated Notes due 2027 and 11,111,116 shares of its common stock issuable upon conversion of the notes and to the incorporation by reference therein of our reports dated March 6, 2007, with respect to the consolidated financial statements of Isis Pharmaceuticals, Inc., Isis Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Isis Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

March 14, 2007